                                                             EXHIBIT (d)(11)(ii)

[ING FUNDS LOGO]

February 1, 2005

ING Mutual Funds
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

RE:   VOLUNTARY EXPENSE LIMITATIONS

Ladies and Gentlemen:

For the Class A, B, C, I and Q shares of ING Foreign Fund, a series of ING Mutual Funds, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in SCHEDULE A of the Expense Limitation Agreement were as follows:

                MAXIMUM OPERATING EXPENSE LIMIT
            (AS A PERCENTAGE OF AVERAGE NET ASSETS)
            ---------------------------------------
Class A       Class B       Class C       Class I       Class Q
-------       -------       -------       -------       -------
 1.70%         2.45%         2.45%         1.35%         1.60%

We are willing to be bound by this Agreement to lower our fee for the period from February 1, 2005 through and including March 1, 2006. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. This Agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Michael J. Roland
---------------------
Michael J. Roland
Executive Vice President

7337 East Doubletree Ranch Road    Tel: 480.477.3000       ING Investments, LLC
Scottsdale, AZ 85258-2034          Fax: 480.477.2700
                                   www.ingfunds.com